UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice concerning Change of Specified Subsidiary

Tokyo, August 17, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) hereby announces that its special purpose company named MTFG Capital Finance Limited which was established for the purpose of the issuance of preferred securities (“Non-dilutive Preferred Securities”) on July 28, 2005, and the special purpose company of Bank of Tokyo-Mitsubishi, Ltd. which is a wholly owned subsidiary of MTFG (BTM; President: Nobuo Kuroyanagi), named BTM Preferred Capital Limited which was established on the same day, will become Specified Subsidiary (“Tokutei Kogaisha”) of MTFG due to the issuance of Non-dilutive Preferred Securities. The number of voting rights of each special purpose company directly or indirectly held by MTFG, and the percentage of such rights against the total number of voting rights will not change because the preferred securities to be issued by each special purpose company are nonvoting securities.

1. Reason for the change

MTFG and BTM each holds all of the common shares of the special purpose companies mentioned above.

Due to the payment for Non-dilutive Preferred Securities which is planned for August 24, 2005, the amount of capital stock of each above special purpose companies is expected to exceed 10% of the amount of capital stock of MTFG. Therefore, each of the special purpose companies is expected to become a specified subsidiary of MTFG.

2. Profile of the Specified Subsidiaries

(1) MTFG Capital Finance Limited

Location	M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

Date of change	August 24, 2005

Details of business	Issuance of preferred securities etc.

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Capital stock	¥165,500,000,000.-

Total outstanding shares and preferred securities	500,000 Common shares (¥1,000 per share) 16,500 Preferred Securities (¥10,000,000 per security)

Shareholders	Common shares: 100% owned by MTFG Preferred Securities: 100% owned by entities other than MTFG

(2) BTM Preferred Capital Limited

Location	M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

Date of change	August 24, 2005

Details of business	Issuance of preferred securities etc.

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Capital stock	¥172,500,000,000.-

Total outstanding shares and preferred securities	7,500,000 Common shares (¥1,000 per share) 16,500 Preferred Securities (¥10,000,000 per security)

Shareholders	Common shares:100% owned by BTM (Indirectly held by MTFG) Preferred Securities:100% owned by entities other than BTM

This press release is solely for the purpose of providing information and does not constitute an invitation for any person to take action.

Contact:

Corporate Communications Office

Tel: 81-3-3240-9066

This notice with regard to the change of specified subsidiary is published in order to publicly announce specific facts relating to the change, and does not constitute a solicitation of investment or any similar act, in or outside of Japan. The Non-dilutive Preferred Securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.